Darren K. DeStefano

+1 703 456 8034

ddestefano@cooley.com

October 5, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Mary Beth Breslin

Irene Paik

Jim Rosenberg

Tabatha Mccullom

Re:	PhaseBio Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed September 21, 2018

File No. 333-227474

Ladies and Gentlemen:

On behalf of PhaseBio Pharmaceuticals, Inc. (the “Company”), we are providing this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letters, dated August 24, 2018 and September 28, 2018 (the “Comment Letters”), relating to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on July 27, 2018 and the Company’s Registration Statement on Form S-1, filed on September 21, 2018 (the “Registration Statement”).

The Company is concurrently filing an Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects changes made in response to the comments contained in the Comment Letters. We are also sending the Staff a copy of this letter along with four copies of the Amendment No. 1 marked to show all changes from the Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letters, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Cooley LLP   One Freedom Square   Reston Town Center   11951 Freedom Drive   Reston, VA   20190-5640

  t: (703) 456-8000   f: (703) 456-8100   cooley.com

October 5, 2018

Page Two

Comment Letter dated August 24, 2018

Use of Proceeds, page 57

6.

Please revise this section to disclose the development stages you will be able to reach for PB2452 and PB1046 with your existing cash and the net proceeds of this offering. In addition, to the extent you will need to raise additional capital to complete such stage of development, please disclose the amount and sources of such other funds needed to complete such trials. Refer to Instruction 3 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of Amendment No. 1.

Comment Letter dated September 28, 2018

Business

PB1046 for the Treatment of Pulmonary Arterial Hypertension, page 88

1.

We note your disclosure that you received a $2.8 million grant from the National Institutes of Health to support the development of PB1046 for the treatment of PAH in February 2018. Please expand your disclosure to provide the material terms of the grant, including any conditions on funding, obligations under the grant and the intellectual property rights of each party. Please file as an exhibit any written agreements between the company and NIH pursuant to Item 601(b)(10) of Regulation S-K, or tell us why you do not believe this is required.

In response to the Staff’s comment, the Company has revised its disclosure on page 88 of Amendment No. 1. The Company respectfully advises the Staff that it does not believe that the grant notices from the National Institutes of Health (the “NIH Grant Notices”) described on page 88 of Amendment No. 1 are required to be filed as exhibits to the Registration Statement because the NIH Grant Notices do not constitute material contracts under Item 601(b)(10) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of material contracts not made in the ordinary course of business that are to be performed in whole or in part at or after the filing of the Registration Statement. Item 601(b)(10)(ii)(B) of Regulation S-K provides that if an agreement is such as ordinarily accompanies the kind of business conducted by the issuer, it will be deemed to be made in the ordinary course of business, and therefore need not be filed unless the agreement is one upon which a registrant’s business is “substantially dependent.”

The Company believes that the NIH Grant Notices were made in the ordinary course of its business and further respectfully advises the Staff that it does not believe that it is substantially dependent on the NIH Grant Notices given the relatively small amount of the grant funding and the fact that the Company could self-fund the clinical development work for PB1046 that the National Institutes of Health has agreed to support. Accordingly, the Company believes that the NIH Grant Notices do not constitute material contracts under Item 601(b)(10) of Regulation S-K and are not required to be filed as exhibits to the Registration Statement.

Index to Financial Statements

Notes to Financial Statements

Basis of Presentation and Significant Accounting Policies, page F-7

2.

On page 88, you disclose your receipt of a $2.8 million grant from the National Institutes of Health in February 2018. Please disclose your accounting policy for recognizing and classifying grants received as well as the nature and amount of this grant, including any restrictions.

Cooley LLP   One Freedom Square   Reston Town Center   11951 Freedom Drive   Reston, VA   20190-5640

  t: (703) 456-8000   f: (703) 456-8100   cooley.com

October 5, 2018

Page Three

In response to the Staff’s comment, the Company has revised its disclosure on pages 88 and F-11 of Amendment No. 1.

* * * *

Please contact me at (703) 456-8034 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Jonathan P. Mow, PhaseBio Pharmaceuticals, Inc.

Christian E. Plaza, Cooley LLP

Madison A. Jones, Cooley LLP

Edwin M. O’Connor, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Cooley LLP   One Freedom Square   Reston Town Center   11951 Freedom Drive   Reston, VA   20190-5640

  t: (703) 456-8000   f: (703) 456-8100   cooley.com